El Pollo Loco Holdings, Inc.
3535 Harbor Blvd, #100, Costa Mesa, CA 92626

April 6, 2025

Biglari Capital Corp.
19100 Ridgewood Pkwy, Suite 1200
San Antonio, TX, 78259
Attention: Sardar Biglari

Ladies and Gentlemen:

In connection with Biglari Capital Corp.'s and Biglari Holdings Inc.'s (collectively, "***Biglari***" or "***you***") consideration of a possible negotiated acquisition (the "***Transaction***") of El Pollo Loco Holdings, Inc., a Delaware corporation (collectively with its subsidiaries, the "***Company***," "***we***" or "***us***"), you may be provided certain information regarding the Company. In consideration of, and as a condition to, such information being made available to you and your Representatives (as defined below), you agree to, and to cause your Representatives to, treat, or cause to be treated, all Evaluation Material (as defined below) in accordance with the provisions of this letter agreement (this "***Agreement***"), and to take or abstain from taking the other actions hereinafter set forth.

1.   Certain Definitions.   For purposes of this Agreement, (i) "***Evaluation Material***" shall mean any and all information (whether oral, written, visual or electronic, and whether or not identified as being proprietary and/or confidential) concerning the Company or its affiliates or franchisees that is furnished or otherwise made available or provided to you or any of your Representatives by or on behalf of the Company or any of its Representatives, including, without limitation, information regarding facilities, sales figures, profit or loss figures, customer, client and supplier information, information relating to the Company, its franchisees or their respective businesses (including, without limitation, technical, business, financial, customer development plans, compilations, trade secrets, know-how, designs and strategies), the Company's business policies or practices, notes, analyses, compilations, summaries, data, studies, interpretations, forecasts, records, memoranda, information received from others that the Company is obligated to treat as confidential, and other documents and information prepared by you or your Representatives, or otherwise on your or their behalf, which contain, reflect, summarize, or are based, in whole or in part, on any such information, (ii) the term "***Representatives***" means, as to any party, such party's affiliates and its and their respective directors, officers, employees, agents, advisors (including accountants, attorneys and financial advisors), consultants, and controlling persons of the foregoing, provided, as applied to you, without the Company's prior written consent, the term "***Representative***" shall not include (x) any

actual or potential debt or equity financing source or (y) actual or potential co-investor, co-bidder or person acting as a principal with you in connection with the Transaction (or any of their respective representatives or advisors), (iii) the term "**person**" shall be interpreted broadly to include, without limitation, any corporation, company, joint venture, partnership, trust, association, entity, individual, governmental authority (or any department, agency or political subdivision thereof), group (as such term is used in Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")) or other entity, (iv) the term "**affiliate**" shall have the meaning ascribed to such term in Rule 12b-2 of the Exchange Act; provided, further, that with respect to you, "affiliates" shall include solely those of your portfolio companies as to which you control or own the majority of the equity securities of such portfolio company, (v) the term "**beneficial owner**" or similar terms such as "**beneficially**" or "**beneficial ownership**" shall have the meaning ascribed to such terms in Rule 13d-3 and Rule 13d-5 under the Exchange Act, (vi) the term "**control**" or similar terms such as "**controlled by**" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise, and (vii) the term "**Derivative Securities**" shall mean (A) any direct or indirect interest in any securities of the Company or any direct or indirect rights, warrants or options to acquire, or securities convertible into or exchangeable for, any securities of the Company, and (B) any contracts or rights in any way related to the acquisition or price of securities or interests of the Company.

Notwithstanding the foregoing, the term "**Evaluation Material**" does not include information that (i) is already in your or your Representative's possession (as can be confirmed by your or such Representative's records and files) and was received from a source other than the Company or its Representatives (provided that such source was reasonably believed by you or such Representative not to be bound by a confidentiality obligation to the Company with respect to such information), (ii) is or becomes generally available to the public other than as a result of a direct or indirect disclosure by you or your Representatives in violation of this Agreement, (iii) becomes available to you or your Representatives from a source other than the Company or its Representatives (provided that such source was reasonably believed by you or such Representative not to be bound by a confidentiality obligation to the Company with respect to such information) or (iv) is demonstrated by you or your Representatives to have been independently developed by you or your Representatives without use of, reference to or reliance on, any Evaluation Material or any information from a source bound by a confidentiality obligation to the Company with respect to such information.

2.   Use and Disclosure of Evaluation Material. You and your Representatives (a) shall use the Evaluation Material and the Transaction Information (as defined below) solely for the purpose of evaluating, negotiating and, if applicable, consummating, the Transaction in accordance with the terms of this Agreement and (b) shall keep the Evaluation Material and the Transaction Information strictly confidential and shall not, without the Company's prior written consent, disclose Evaluation Material or Transaction Information to any other person in any manner whatsoever, in whole or in part, except as permitted by Section 6 and except that the Evaluation Material and Transaction Information may be disclosed to your Representatives to the extent that they need to know such information for the purpose of

assisting you in evaluating, negotiating and, if applicable, consummating the Transaction if prior to such disclosure your Representatives are informed of the confidential nature of the Evaluation Material and the Transaction Information and orally agree to be bound by the terms of this Agreement to the same extent as if they were parties hereto; provided, however, that no disclosure of Evaluation Material or Transaction Information shall be made to any (i) actual or potential debt financing source or actual or potential co-investor, co-bidder or person acting as a principal with you in connection with the Transaction (or any of their respective representatives or advisors); (ii) portfolio company or fund or other investment vehicle you advise (for the avoidance of doubt, other than The Lion Fund, L.P. and The Lion Fund II, L.P.); or (iii) of your affiliates that are not controlled by you (clauses (i) through (iii), collectively, the "Restricted Persons"); unless, in each case, prior to such disclosure, you have provided written notice (email is sufficient) to the Company as to the identity and proposed role of such Restricted Person and obtained the written consent (email is sufficient) of the Company prior to any such disclosure. You agree to undertake all reasonable security precautions, at least as great as the precautions you take to protect your own confidential information that you do not desire to disclose or disseminate, to safeguard and protect the confidentiality of the Evaluation Material and the Transaction Information, and you will not otherwise use the Evaluation Material for your benefit or the benefit of others. You shall be responsible for any breach or threatened breach of this Agreement by any of your Representatives including, without limitation, any actions or inactions by your Representatives that would constitute a breach or threatened breach of this Agreement if such Representatives were parties hereto or any breach or threatened breach of any instructions or directions given by you to your Representatives pursuant to the terms of this Agreement.

3.   Competitively Sensitive Information. It is understood and agreed that the Company may, from time to time, determine that disclosure of certain of its competitively sensitive Evaluation Material to you and/or certain of your Representatives may be inappropriate, in which case such competitively sensitive Evaluation Material may, at the Company's discretion, be made available to you or your Representatives only in accordance with additional procedures mutually agreed by the parties in writing to permit disclosure of such competitively sensitive Evaluation Material in an appropriate manner.

4.   No Discussions with Third Persons. You agree that neither you nor any of your affiliates or Representatives shall enter into any exclusivity, lock-up, dry-up or other agreement, arrangement or understanding, whether written or oral, that may reasonably be expected to restrict, limit or otherwise impair the ability of any person or any of its affiliates to serve as a financing source for, or to be a co-investor, co-bidder or otherwise act as a principal with, any other person in a transaction with or involving the Company (an "*Exclusivity Agreement*"). You hereby represent and warrant that as of the date hereof, neither you nor any of your affiliates or Representatives have, directly or indirectly, had any joint or co-bidding discussions or negotiations with any persons other than solely between and among you and your Representatives regarding the Transaction or entered into any Exclusivity Agreement, whether written or oral, with any other person relating to debt or equity financing of the Transaction or such other person acting as a co-bidder, co-investor, or principal with you in connection with the Transaction.

5.   Transaction Information. Without the other party's prior written consent, except as required by law or permitted by Section 6, each of you and the Company shall and shall instruct your and its respective representatives not to disclose to any person that Evaluation Material has been furnished or made available to you or your Representatives or that you or your Representatives have requested, received or reviewed any portion thereof, the existence or contents of this Agreement, that you or the Company are considering the Transaction, that investigation, discussions or negotiations are taking place or have taken place concerning the Transaction between you and the Company, any of the terms, conditions or other facts or information with respect to the Transaction or such investigation, discussions or negotiations, including, without limitation, the status or termination thereof (collectively, the "*Transaction Information*"); provided, for the avoidance of doubt, the Company may disclose that the Company is considering, investigating, discussing or negotiating a potential transaction, so long as you are not identified by name or by identifiable description or reference and the terms or conditions of a potential transaction with you are not disclosed.

6.   Compelled Disclosure. In the event that you or any of your Representatives are requested or required by a governmental or self-regulatory authority to disclose all or any part of the Evaluation Material or the Transaction Information pursuant to oral questions, interrogatories, requests for information or documents, civil investigative demand, the terms of a subpoena or order issued by a court or other governmental body or similar legal process pursuant to applicable law, rule or regulation, you shall, unless prohibited by law, (a) promptly (and in any event prior to any disclosure) notify the Company in writing of the existence, terms and circumstances surrounding such requirement (including a copy thereof), (b) cooperate with the Company, at the Company's expense, to take legally available steps to resist or narrow such requirement and obtain an appropriate protective order or other remedy and (c) if disclosure of such information is required, disclose only the portion of such information that you are or such Representative is advised by outside legal counsel is legally required to be disclosed and, in such event, will exercise reasonable efforts, at the Company's expense, to obtain an order or other reliable assurance that confidential treatment shall be accorded to such information and will otherwise give the Company written notice (unless prohibited by law) of such required disclosure as far in advance as reasonably practicable. For the avoidance of doubt, it is understood and agreed that you shall not be deemed to be legally required to disclose any Evaluation Material or Transaction Information solely by virtue of the fact that, absent such disclosure, you would be prohibited from purchasing, selling or engaging in derivative or other voluntary transactions with respect to the securities of the Company or that you would be unable to file any proxy materials or tender or exchange offer materials in compliance with Section 14 of the Exchange Act or the rules promulgated thereunder; provided, however, that following the termination of the Standstill Period (as defined below), each of you and the Company and their respective representatives shall be permitted to use and disclose Transaction Information without limitation hereunder in connection with any of the foregoing activities or any other action described in Section 7, including, in connection with the filing of any amendment to the Biglari 13D (as defined below), the nomination of director candidates for election to the board of directors of the Company, or the filing of any proxy

materials or tender or exchange offer materials in compliance with Section 14 of the Exchange Act or the rules promulgated thereunder. Promptly following the execution of this Agreement, you shall file an amendment to the Biglari 13D, reporting the entry into this Agreement and filing this Agreement as an exhibit thereto, and you shall provide the Company with a reasonable opportunity prior to filing to review and comment on the disclosure therein related to this Agreement. Following the filing of such amendment, during the Standstill Period, if you or any of your affiliates determine that you or they are obligated to file a further amendment to the Biglari 13D that discloses Transaction Information, you shall provide the Company with reasonable notice (which shall not be less than 24 hours' advance notice), including the draft of such disclosure, prior to the filing thereof.

7.   Standstill. You represent and warrant to the Company that, as of the date hereof, you and your affiliates do not own (whether beneficially, constructively or synthetically through any derivative, hedging or trading position) any securities of the Company or Derivative Securities other than as disclosed on your Schedule 13D, filed with the Securities and Exchange Commission on January 27, 2025 (as amended from time to time, the "**Biglari 13D**"). You agree that, until the date that is 30 calendar days prior to the notice deadline under the Company's organizational documents for the nomination of director candidates for election to the Company's board of directors at the 2026 Annual Meeting (the "**Standstill Period**"), you will not (and will cause your affiliates (including any fund or other investment vehicle you advise, but excluding any of your or their portfolio companies that do not receive Evaluation Materials or Transaction Information and have not been directly or encouraged to act by you or your affiliates) and any person acting on behalf of, or in concert with, you or any of your affiliates not to), directly or indirectly, without the prior written consent of the Company, except as otherwise expressly permitted hereunder (including Section 14 hereof):

(a)   acquire, offer, seek or propose (except as permitted under clause (d) of this Section 7) to acquire or agree to acquire, directly or indirectly, alone or in concert with others, by purchase, exchange, merger, tender offer or otherwise, (i) any material assets, indebtedness or properties of the Company or (ii) any securities or Derivative Securities, if such acquisition, offer or proposal would result in you having beneficial ownership of, or aggregate economic exposure to, more than 4,489,247 shares of the Company's common stock, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof;

(b)   make, or in any way participate in, directly or indirectly, alone or in concert with others, any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission promulgated pursuant to Section 14 of the Exchange Act) or seek to advise or influence in any manner whatsoever any Person with respect to the voting of any securities of the Company, or seek the consent of any Person with respect to any securities or interests of the Company;

(c) form, join or any way participate in a "group" within the meaning of Section 13(d)(3) of the Exchange Act with respect to any voting securities of the Company or otherwise in connection with any of the actions prohibited by this Section 7, other than solely with Affiliates of Biglari with respect to common stock now or hereafter owned by them;

(d) make any public announcement with respect to, or solicit or submit a proposal for, or offer of, any merger, consolidation, business combination, tender or exchange offer, recapitalization, reorganization, purchase or other similar extraordinary transaction involving, the Company or its securities, except a nonpublic proposal to the Company's board of directors that would not reasonably be expected to require the Company or any other Person to make any public announcement or other public disclosure with respect thereto;

(e) otherwise seek, alone or in concert with others, to control, change or influence the management, board of directors or policies of the Company or nominate any Person as a director, or convene a meeting of the shareholders of the Company or propose any matter to be voted upon by the shareholders of the Company;

(f) make any request or proposal to amend, waive or terminate any provision of this Section 7 in a manner that would reasonably be expected to require the Company to make any public announcement or other public disclosure with respect thereto, contest the validity or enforceability of this Agreement or seek a release of the restrictions contained herein (whether by legal action or otherwise);

(g) make any press release or other public statement concerning any of the foregoing matters;

(h) publicly announce an intention to do, or enter into any arrangement or understanding or discussions with any other Person(s) to do, any of the actions restricted or prohibited by this Section 7; or

(i) take any action that would reasonably be expected to result in the Company having to make a public announcement regarding any of the matters referred to in this Section 7.

Notwithstanding anything to the contrary in this Section 7, the Standstill Period will terminate in the event that (i) the Company has entered into any definitive agreement with a third party (other than you) to acquire more than 50% of the outstanding capital stock of the Company or more than 50% of the consolidated assets of the Company, or (ii) a third party commences a tender or exchange offer to acquire more than 50% of the outstanding capital stock of the Company that is not rejected or otherwise recommended against by the board of directors of the Company within ten business days of commencement of such offer.

8.   Non-Solicitation; Non-Hire. You hereby agree that, for a period of twelve (12) months after the date hereof, without obtaining the prior written consent of the Company, neither you nor any of your affiliates (including any fund or other investment vehicle you advise, but excluding any of your or their portfolio companies that do not receive Evaluation Material or Transaction Information and have not been directed or knowingly encouraged to act by you or your affiliates) nor any of your or their Representatives acting on your or their behalf will, directly or indirectly, solicit, or cause to be solicited (or otherwise knowingly encourage any other person to solicit), for employment, independent contracting or consulting arrangements, or employ or engage, or cause to be employed or engaged (or otherwise knowingly encourage any other Person to employ or engage), whether on a full-time, part-time, independent contracting, consulting or other basis, any officer or employee of the Company at the general manager level or above; provided, however, that you shall not be prohibited from (a) soliciting any person through bona fide general solicitations, including through recruiting firms (provided that such general solicitation is not specifically targeted at directors, officers or employees of the Company) and (b) soliciting or employing or engaging any person who (i) responds to any such general solicitation or (ii) has been terminated by the Company at least six months prior to commencement of any solicitation or employment/engagement discussions (so long as such person was not otherwise solicited in violation of this Agreement). Further, you agree that you and your Representatives acting on your behalf will not, without the prior written consent of the Company, engage in discussions with management or the officers of the Company regarding the terms of their compensation or any post-Transaction employment or equity participation as part of, or in connection with or after a potential Transaction.

9.   Return or Destruction of Documents. If you determine that you do not wish to proceed with the Transaction, you shall promptly advise the Company in writing of that decision. In that case, or in the event that the Company or any of its Representatives so requests in writing at any time, you shall (and shall cause your Representatives to) promptly (and in no event later than five (5) business days following such notice or request) either (at your sole election and expense) (a) deliver to the Company all of the Evaluation Material in your possession or in the possession of any of your Representatives or (b) destroy all Evaluation Material in your possession or in the possession of any of your Representatives (such delivery or destruction to be certified in writing by you), it being understood that neither you nor your Representatives shall be required to erase (but neither you nor your Representatives may use except as permitted herein) electronically stored Evaluation Material that has been saved to a back-up file in accordance with (i) applicable law or (ii) your or your Representatives' applicable *bona fide* document retention policies or automatic archiving or backup procedures so long as such Evaluation Material is not accessed by you or your Representatives other than in accordance with Section 6; provided that any such retained Evaluation Material shall remain subject to the terms of this Agreement during the term of this Agreement. You hereby acknowledge that all Evaluation Material is and shall remain the property of the Company. Notwithstanding the return or destruction of Evaluation Material, you and your Representatives shall continue to be bound by your and their respective obligations of confidentiality and other obligations hereunder for the term of this Agreement.

10.   Trading Restrictions. You hereby acknowledge that you are aware, and that you will advise your Representatives who are informed as to the matters which are the subject of this Agreement, that (i) the Evaluation Material being furnished to you and the Transaction Information contains or may itself be material, non-public information about the Company and (ii) the United States securities laws, including Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, prohibit any person who is in possession of material, non-public information concerning securities of an issuer from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

11.   No Obligation, Representation or Warranty. The Company shall not be obligated to furnish or otherwise make available any Evaluation Material that it determines in its sole discretion not to disclose. You understand that neither the Company nor any of its Representatives has made or makes any express or implied representation or warranty as to the accuracy or completeness of the Evaluation Material or any other information provided to you or your Representatives in connection with this Agreement and that, except as may be provided in a Definitive Agreement (as defined below) when, as and if executed, nothing contained in any discussions between you or any of your Representatives and the Company or any of its Representatives shall be deemed to constitute an express or implied representation or warranty. You agree that neither the Company nor its Representatives shall have (and the Company and its Representatives hereby expressly disclaim) any liability to you or any other person (including your Representatives) resulting from the use or content of the Evaluation Material or any other information provided to you or your Representatives in connection with this Agreement or from any action taken or any inaction occurring in reliance on such Evaluation Material or information, except as may be included in (and in accordance with the terms and conditions of) any Definitive Agreement when, as and if executed. You agree that unless and until a definitive written agreement between you (and/or one or more of your affiliates) and the Company providing for a Transaction (a "***Definitive Agreement***"), if any, has been executed and except for the matters set forth herein, neither you nor the Company will be under any legal obligation with respect to a Transaction by virtue of this Agreement or any written or oral expression with respect to such Transaction by any of their respective Representatives. You expressly agree that, unless and until a Definitive Agreement is finally completed and duly executed and delivered, no negotiations, presentations or exchanges of drafts, preliminary agreements with respect to any particular provisions in draft contracts, press releases, disclosures or other statements, oral or written, by mutual consent or otherwise, by you or the Company, no action by your or their respective Representatives, and no resolution or authorization by the board of directors (or any other governing body) or any committee of you or the Company will evidence an intent to be legally bound. The Company and its Representatives are free, in their sole discretion, to determine (i) to conduct or not conduct any process for the Transaction or any other transaction involving the Company (including negotiating with any of the other prospective parties thereto and entering into a definitive written agreement providing for a transaction involving the Company without prior notice to you or any other person) or to determine not to proceed with any transaction (whether involving you or any other person); (ii) to provide or not provide Evaluation Material to you or your

Representatives under this Agreement (or to determine that certain Evaluation Material shall only be disclosed to certain Representatives (and not others) or otherwise generally subject to special procedures or restrictions that do not otherwise apply generally to other Evaluation Material); (iii) to reject any and all proposals made by you or any of your Representatives with regard to the Transaction; and (iv) to terminate discussions and negotiations at any time for any reason or no reason. No representation or warranty (whether express or implied) has been made by the Company or any of its Representatives with respect to the proposed process or the manner in which the proposed process is conducted, and you hereby disclaim any such representation or warranty. Any procedures relating to any process for the Transaction or any other transaction may be changed at any time without notice to you or any other person. You agree that none of the Company or any of its Representatives has any legal, fiduciary or other duty to you with respect to the manner in which the proposed process is conducted. You agree that neither the Company nor any of its subsidiaries has granted you or any of your Representatives any license, copyright, or similar right with respect to any of the Evaluation Material or any other information provided to you or any of your Representatives by the Company or its Representatives. Notwithstanding anything to the contrary contained herein, the obligations and restrictions contained herein shall not apply to any portfolio companies that do not receive Evaluation Material or Transaction Information and have not been directed or knowingly encouraged to act by you or your other affiliates, and the fact that one of your directors, officers or employees serves as a director or officer of such portfolio company shall not result in such portfolio company (such individuals, "***Dual Hatted Personnel***") being deemed to have received Evaluation Material or Transaction Information unless such Dual Hatted Personnel shall have disclosed such information to such portfolio company (other than other Dual Hatted Personnel) or used such information for the benefit of such portfolio company.

12. <u>Term</u>. Except as otherwise provided in this Agreement, the term of this Agreement shall terminate and the terms and conditions shall cease to have force and effect on the earlier of (a) three (3) years from the date hereof and (b) consummation of the Transaction; <u>provided</u> that such termination shall not relieve any party or its Representatives of its or their respective responsibilities in respect of any willful breach of this Agreement prior to such termination; <u>provided</u>, <u>further</u>, that in the case of trade secrets, the term of this Agreement shall be the maximum period permitted by law.

13. <u>Governing Law; Dispute Resolution</u>. This Agreement and all disputes or controversies arising out of or related to this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without reference to its conflicts of law principles. Each party irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by the other party or its successors or assigns shall be brought and determined in the Court of Chancery of the State of Delaware (or, if such court lacks subject matter jurisdiction, in any other appropriate Delaware State or federal court), and appellate courts thereof, and each party hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement. Each party agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any

court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason; (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. EACH PARTY AND EACH OF ITS REPRESENTATIVES BOUND TO THE TERMS HEREOF HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHTS TO A JURY TRIAL IN RESPECT OF ANY CLAIM OR CAUSE OF ACTION IN ANY COURT IN ANY JURISDICTION BASED UPON OR ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY AMENDMENT HEREOF.

14. No Unauthorized Contact. Unless otherwise agreed to by the Company, all (a) communications regarding the Transaction, (b) requests for additional information, (c) requests for facility tours or management meetings and (d) discussions or questions regarding the Transaction or procedures with respect to the Transaction shall be submitted or directed exclusively to the Company through such representatives of Jefferies LLC whom the Company or its counsel has identified to you, or such other persons identified in writing by the Company. Except as expressly permitted hereby, without the prior written consent of the Company, neither you nor any of your Representatives acting on your behalf shall initiate or maintain contact or communicate with (x) any officer or employee (or any person known to you to be a former employee) of the Company or its affiliates, or (y) any franchisee, supplier, distributor customer, client, labor union, lessor, bank, other lender or any other person having a commercial relationship with the Company or its affiliates, provided, however, that nothing in this Section 14 shall restrict you from making any contacts or communications with the foregoing persons unrelated to the Transaction or Transaction Information or in connection with no-names marketing due diligence, so long as no Evaluation Material or Transaction Information is disclosed in connection therewith.

15. Company Counsel. You understand and acknowledge that Kirkland & Ellis LLP ("*Company Counsel*") has been engaged by the Company to represent the Company in connection with the Transaction. By signing this Agreement, you hereby consent (on your behalf and on behalf of your affiliates) to such representation by Company Counsel of the Company and, if applicable, waive any actual or alleged conflict of Company Counsel that may arise from Company Counsel's representation of the Company in connection with the Transaction. You agree (on your behalf and on behalf of your affiliates) that Company Counsel is a third party beneficiary of the matters set forth in this Section 15.

16. Privilege. To the extent that any Evaluation Material may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental

investigations, the parties understand and agree that they shall be deemed to have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All Evaluation Material provided by or on behalf of the Company that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege and stamped and identified as such shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine. Nothing in this Agreement obligates any party to reveal material subject to the attorney-client privilege, work product doctrine or any other applicable privilege.

17.   <u>Notices</u>. All notices hereunder shall be in writing and shall be delivered, sent by recognized overnight courier, email (with confirmation of receipt), or mailed by registered or certified mail, postage and fees prepaid, to the party to be notified at the party's address shown below. Notices which are hand delivered or delivered by recognized overnight courier shall be effective on delivery. Notices which are mailed shall be effective on the third day after mailing. Notices which are emailed shall be effective on confirmation of receipt.

If to Biglari:

c/o Biglari Capital Corp.,
19100 Ridgewood Pkwy, Suite 1200
San Antonio, TX, 78259
Attn: Sardar Biglari

with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019
Attn: Steve Wolosky; Michael R. Neidell
Email: swolosky@olshanlaw.com; mneidell@olshanlaw.com

If to the Company:

El Pollo Loco Holdings, Inc.
3535 Harbor Blvd #100
Costa Mesa, CA 92626
Attn: Anne Jollay, Chief Legal Officer
Email: ajollay@elpolloloco.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue
New York, NY 10022
Attn: Jonathan L. Davis, P.C.; Shaun J. Mathew, P.C.
Email: jonathan.davis@kirkland.com;
shaun.mathew@kirkland.com

unless and until notice of another or different address shall be given as provided herein.

Miscellaneous.

(a)   It is further understood and agreed that no failure or delay by either party in exercising any right, power or privilege under this Agreement or failure by a party to insist on strict performance of its obligations hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder. Any waiver by either party hereto of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. This Agreement represents the entire understanding of the parties with respect to the matters referred to in this Agreement and supersedes all prior and contemporaneous understandings, written or oral, between the parties with respect to such matters.

(b)   In the event there is any conflict or inconsistency between this Agreement and the terms and conditions of any electronic data room now or hereafter applicable to you or your Representatives with respect to Evaluation Material provided to you or your Representatives hereunder, the terms and conditions of this Agreement shall govern and constitute the terms and conditions with respect to the access of such Evaluation Material by you or you Representatives in any such electronic data room.

(c)   Each party acknowledges that the other party would be immediately and irreparably injured by any actual or threatened breach of this Agreement by such party or its Representatives, and that money damages are an inadequate remedy for any actual or threatened breach of this Agreement because of the difficulty of ascertaining the amount of damage that will be suffered by such other party in the event that such party or any of its Representatives breach this Agreement. Therefore, each party agrees, on behalf of itself and its Representatives, that the other party is entitled to seek specific performance of this Agreement and injunctive or other equitable relief as a remedy for any such breach or threatened breach, and further waives any requirement for proving actual damages or the securing or posting of any bond in connection with any such remedy. Such remedy shall not be deemed to be the exclusive remedy for such other party for any such breach of this Agreement, but shall be in addition to all other remedies available at law or equity to such other party.

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(d)   The provisions of this Agreement shall be severable in the event that any of the provisions hereof are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable. It is hereby stipulated and declared to be the intention of the parties that they would have executed the Agreement had the terms, provisions, covenants, and restrictions which may be hereafter declared invalid, void, or unenforceable not initially been included herein. If a court of competent jurisdiction determines that any restriction or portion thereof is overly restrictive and unenforceable, the court may reduce or modify such restriction to those which it deems reasonable and enforceable under the circumstances, and the parties agree to request the court to exercise such power, and, as so reduced or modified, the parties hereto agree that the restrictions contained herein shall remain in full force and effect, shall be enforceable, and shall be enforced.

(e)   Any assignment, in whole or in part, of this Agreement (or any of the rights and obligations herein) by a party without the prior written consent of the other party hereto shall be void, <u>provided</u>, the Company may, without your consent, assign this Agreement to an affiliate or a successor-in-interest in connection with a merger, reorganization, sale of all or substantially all of its assets or similar business combination transaction. Any provision of this Agreement may be waived by the party entitled to the benefit thereof, if in writing and signed by the party entitled to the benefit thereof. Any amendment or modification of this Agreement shall be in a writing signed by the parties. This Agreement may be executed by manual, facsimile or electronic signature in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.

You hereby confirm that you have all requisite power and authority, including any necessary approval by your governing body, to execute and deliver this Agreement and to perform your obligations hereunder.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


EL POLLO LOCO HOLDINGS, INC.

By: <u>/s/ Anne Jollay</u>
         Name: Anne Jollay
         Title: Chief Legal Officer

BIGLARI CAPITAL CORP.

By: <u>/s/ Sardar Biglari</u>
         Name: Sardar Biglari
         Title: Chairman and Chief
                Executive Officer

BIGLARI HOLDINGS

By: <u>/s/ Sardar Biglari</u>
         Name: Sardar Biglari
         Title: Chairman and Chief
                Executive Officer
